Exhibit 99.1

Captivision Reports Half-Year Results for 2024

MIAMI and SEOUL, Sept. 30, 2024 - Captivision Inc. (“Captivision” or the “Company”) (NASDAQ: CAPT), a pioneer manufacturer of architectural media glass and innovative LED solution provider, today reported financial results for the six months ended June 30, 2024, and provided a summary of recent financing and business activities.

Half-year 2024 Financial Highlights and Recent Financing Summary

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Revenue for half-year 2024 increased by 22% to $15.3 million compared to $12.6 million in the 2023 period
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Gross margin for half-year 2024 improved to 56% compared to 50% in the 2023 period
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Subsequent to the Company’s public listing late last year, Captivision raised approximately $8.3 million through equity and debt financings and converted approximately $4.2 million of outstanding debt into equity, further strengthening its balance sheet:
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Raised $4.1 million via three equity financings, at an average effective price of approximately $3.68 per share
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Announced the conversion of approximately $4.2 million of outstanding debt into equity at a $3.00 price per share
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Raised approximately $2.2 million of debt financing
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Raised approximately $2.0 million through an equity line of credit
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Streamlined and internalized the European and Middle Eastern sales functions, which included disposing of the Company’s European sales affiliate and partly owned subsidiary, G-SMATT Europe. This was achieved by converting outstanding debt and third party equity holders to CAPT equity, and subsequently selling the subsidiary for nominal consideration

Gary Garrabrant, Chairman and CEO of Captivision, commented: “We are pleased with the strong growth of sales during the first six months of 2024, especially in combination with increasing profit margins. With the recent conversion of debt into equity, strategic debt financing and restructuring of our European operation, we have significantly improved our financial position during the first six months of 2024. We recognize our investors’ strong support as we position Captivision for multiple business catalysts and important milestones.

“Further, we’re excited about upcoming developments that we believe will be transformative for our company and our stakeholders. We are continuing to build on the momentum of our half-year financials as well as recent announcements of our partnerships with leading entertainment, hospitality and gaming companies. Notable collaborations so far this year include the Mohegan INSPIRE Entertainment Resort and Activision’s Call of Duty: Mobile at the Framework in the Desert event in Coachella Valley. With much in store for the remainder of the year, we expect the second half of 2024 to be pivotal for our company in multiple respects.”

Half-year 2024 Financial Results

Revenue increased by $2.8 million, or 22%, to $15.3 million for the six months ended June 30, 2024, compared to $12.6 million for the six months ended June 30, 2023. The increase was primarily attributable to increased sales of the Company’s products and the completion of installations on a select number of meaningful, previously announced projects, primarily the Mohegan INSPIRE Entertainment Resort, the Coex Magok convention center in Seoul and the UE Garden Hotel & Resort on Japan’s Boso Peninsula.

Cost of sales increased by $0.5 million, or 7%, to $6.8 million for the six months ended June 30, 2024, compared to $6.3 million for the six months ended June 30, 2023. The increase was primarily driven by the higher amounts of products sold and installations completed.

Gross margin increased to 56% for the six months ended June 30, 2024, from 50% for the six months ended June 30, 2023, primarily due to the completion of the forementioned projects. A higher proportion of the costs associated with these projects was previously recognized during the six months ended December 31, 2023.

Selling and administrative expenses increased by $11.1 million, or 223%, from $5.0 million for the six months ended June 30, 2023, to $16.1 million for the six months ended June 30, 2024. This change was primarily due to higher legal, accounting, and compliance costs related to the company’s transition to a publicly traded entity.

Net loss for the six months ended June 30, 2024, was $9.3 million, compared to a net profit of $0.5 million for the six months ended June 30, 2023. The increase in net loss was primarily due to the increase in selling and administrative expenses, partially offset by the increase in revenues.

Liquidity

The Company's existing sources of liquidity as of June 30, 2024 included cash and cash equivalents of $0.7 million and net trade receivables of $9.4 million.

About Captivision

Captivision is a pioneering manufacturer of media glass, combining IT building material and architectural glass. The product has a boundless array of applications including entertainment media, information media, cultural and artistic content as well as marketing use cases. Captivision can transform any glass façade into a transparent media screen with real time live stream capability. Captivision is fast becoming a solution provider across the LED product spectrum.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties and airports. Learn more at http://www.captivision.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for the Company’s respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “believe”, “can”, “continue”, “expect”, “forecast”, “may”, “plan”, “project”, “should”, “will” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for the Company’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of the Company to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of the Company to execute its international expansion strategy; (7) the ability of the Company to protect its intellectual property rights; (8) the profitability of the Company’s larger projects, which are subject to protracted sales cycles; (9) whether the raw materials, components, finished goods and services used by the Company to manufacture its products will continue to be available and will not be subject to significant price increases; (10) the IT, vertical real estate and large format wallscape modified regulatory restrictions or building codes; (11) the ability of the Company’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (12) the future financial performance of the Company; (13) the emergence of new technologies and the response of the Company’s customer base to those technologies; (14) the ability of the Company to retain or recruit, or to effect changes required in, its officers, key employees or directors; (15) the ability of the Company to comply with laws and regulations applicable to its business; and other risks and uncertainties set forth under the section of the Company’s Annual Report on Form 20-F entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Media Contact:
Dukas Linden Public Relations

+1 212.704.7385
captivision@dlpr.com

Investor Contact:

Gateway Group

Ralf Esper

+1 949.574.3860

CAPT@gateway-grp.com